Exhibit 21

Subsidiaries of the Registrant

Name of Subsidiary	State or Other Jurisdiction of Incorporation or Organization

Two River Community Bank	New Jersey

TRCB Investment Company*	New Jersey

Two River Community Bank Employer's Trust*	New Jersey

*  Subsidiary of Two River Community Bank